MASLON EDELMAN BORMAN & BRAND
September 15, 2006	Ranga Nutakki Direct Phone: (612) 672-8311 Direct Fax: (612) 642-8311 ranga.nutakki@maslon.com
VIA FEDERAL EXPRESS

Jill S. Davis
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.W., Stop 7010
Washington D.C. 20549

Re:	Inhibiton Therapeutics, Inc.
Form 10-KSB for Fiscal Year Ended January 31, 2006
Filed May 16, 2006
Form 10-QSB for Fiscal Quarter Ended April 30, 2006
Filed June 19, 2006
Response Letter Dated June 23, 2006
File No. 333-57946

Dear Ms. Davis:

This letter is the response of Inhibiton Therapeutics, Inc. (the “Company”) to the Commission’s comment letter dated July 11, 2006 (the “Comment Letter”) with respect to the periodic reports of the Company referenced in the comments. To facilitate your review, we have included in this letter the Commission’s original comments (in bold) followed by our responses, which have been numbered to correspond to the Comment Letter.

The Company has also enclosed drafts (by Federal Express only) of the proposed amendments to (i) the Annual Report on Form 10-KSB for the period ended December 31, 2004 (the “2004 Annual Report”) and (ii) the Quarterly Report on Form 10-QSB for the period ended October 31, 2005 (the “Quarterly Report”). The Company is not filing these amended documents at this time, but intends to do so upon completion of the Staff’s comment and review of such reports.

September 15, 2006

Additionally, the Comment Letter includes comments relating to the Company’s Annual Report on Form 10-KSB for the period ended January 31, 2006 (the “2005 Annual Report”)1 . The Company has not incorporated a complete proposed draft of the 2005 Annual Report, but has instead included in this letter an Exhibit identifying its intended disclosure. As with the 2004 Annual Report and the Quarterly Report, the Company does intend to file the amended 2005 Annual Report upon completion of the Staff’s comment and review of such report.

Form 10-KSB for the Fiscal Year Ended December 31, 2005

Controls and Procedures, page 15

1.
We note your disclosures indicating that you intend to restate the quarters ended July 31, 2005 and October 31, 2005 as you had incorrectly accounted for the conversion features associated with convertible notes. Please state, if true, that your disclosure controls and procedures are effective as of the end of the period or otherwise expand your disclosure in reasonable detail to address the specific steps that the company has taken, if any, to remediate the material weakness and disclose whether the company believes that the material weakness still exists as of the end of the period covered by the report.

RESPONSE: After considering the Staff’s comment, the Company has determined to amend Item 8A of its 2005 Annual Report, relating to Controls and Procedures to disclose that its controls and procedures were not effective due to a material weakness. The Company’s proposed amendment, set forth on Exhibit A hereto (by Federal Express only), further identifies the material weakness and provides disclosure as to its remediation of the such material weakness.

Form 10-KSB for the Fiscal Year Ended December 31, 2004

Financial Statements

Report of Independent Registered Public Accounting Firm, page 16

2.
We note your amended 10-KSB which includes your auditors’ revised report in response to prior comment one. Please amend your filing to include the entire Item of 7 of Form 10-KSB. Refer to Rule 12b-15 of the Exchange Act.

1 Please note that the Comment Letter identified this Annual Report as the 10-KSB for the Fiscal Year Ended December 31, 2005. Subsequent to the Company’s exchange transaction in May 2005, the Company’s fiscal year ends on January 31. Accordingly, the Company has identified such Annual Report in that manner.

September 15, 2006

RESPONSE: The Company has included in the proposed draft of the 2004 Annual Report the appropriate financial statements and disclosure as referenced in Item 7. (See pages 15-25 to the 2004 Annual Report enclosed herein).

Form 10-QSB for the Fiscal Quarter Ended October 31, 2005

Statement of Cash flows, page F-4

3.
Please reconcile your cash used in operating activities to net loss. Refer to paragraph 28 of SFAS 95. To the extent net loss was restated for each period presented please label the appropriate columns as restated.

RESPONSE: The Company has amended in its proposed draft of the Quarterly Report the cash flow statement as requested to reconcile the cash used in operating activities. Additionally, the Company has amended note 7 to the financial statements in the Quarterly Report to provide disclosure as to these amendments. (See pages F-4 and F-8 through F-13 of the Quarterly Report enclosed herein).

Please do not hesitate to contact me at (612) 672-8311 or William Mower at (612) 672-8358, with any questions concerning the responses included in this letter.

Sincerely,

/s/ Ranga Nutakki

Ranga Nutakki

cc:	Jonathan Duersch
Bill Mower